Exhibit 99.1

ABN 53 075 582 740

16 November 2022

ASX Market Announcements ASX Limited

Level 4

Stock Exchange Centre 20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the attached document provides details of the proxies received and the manner in which votes were cast for each resolution.

This announcement was authorised for release by the Company Secretary.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms Suzanne Irwin Company Secretary

+61 8 8150 7400

CoSec@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, OTCQB:BNOEF) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need. Bionomics is advancing its lead product candidate, BNC210, an oral proprietary selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (“SAD”) and chronic treatment of Post-Traumatic Stress Disorder (“PTSD”). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

BIONOMICS LIMITED

ANNUAL GENERAL MEETING

Wednesday, 16 November 2022

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Adoption of Remuneration Report	Ordinary	348,518,059 96.50%	11,162,111 3.09%	1,457,982 0.41%	1,685,701	363,914,938 97.02%	11,167,811 2.98%	1,685,701	Carried
2. Re-election of Mr Alan Fisher as a Director of the Company	Ordinary	352,110,170 97.44%	7,829,138 2.16%	1,460,110 0.40%	1,988,762	367,584,861 97.86%	8,029,138 2.14%	1,988,762	Carried
3. Approval of issue of Shares – Future Placement Facility	Ordinary	348,008,029 95.87%	13,550,209 3.73%	1,457,982 0.40%	371,960	363,480,592 96.35%	13,750,209 3.65%	371,960	Carried
4. Approval of 10% Placement Facility	Special	348,746,387 96.07%	12,792,951 3.53%	1,457,982 0.40%	390,860	364,213,250 96.55%	12,998,651 3.45%	390,860	Carried
‘*Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.